Prudential Investment Portfolios 8

655 Broad Street

Newark, New Jersey 07102

June 26, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 8: Form N-1A
Post-Effective Amendment No. 51 to the Registration Statement under the Securities Act of 1933;
Amendment No. 52 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 33-48066

Investment Company Act No. 811-06677

Dear Mr. Zapata:

We filed through EDGAR on April 3, 2019 on behalf of Prudential Investment Portfolios 8 (the "Corporation" or the "Registrant") Post-Effective Amendment No. 50 (the "Registration Statement") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 51 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the PGIM Securitized Credit Fund (the "Fund") as a new series of the Corporation.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") conveyed by telephone to Diana Huffman on May 20, 2019. For your convenience, a summary of the Staff's comments is included herein and the Fund's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 51 (the "Amendment") to the Registrant's Registration Statement to be filed on or about June 28, 2019 pursuant to Rule 485(b) under the 1933 Act with effectiveness on July 1, 2019. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

Investments, Risks and Performance—Principal Investment Strategies

1.Comment

Please consider revising the first paragraph in the strategy section to break it up into more than one paragraph to make clearer to shareholders how the Fund invests.

Response

The Registrant has reviewed the format of this section and revised as it deems appropriate.

2.Comment

In this section of the Prospectus, there is the statement that "The Fund may invest in a security based upon the expected total return rather than the yield of such security." Please clarify the meaning of this statement.

Response

As disclosed in the Prospectus, the Fund's investment objective is to seek to maximize total return, through a combination of current income and capital appreciation. The above-referenced sentence is simply explaining that the Fund's decision to invest in a particular security may be based upon the expected total return (i.e., the expected capital appreciation) rather than strictly upon the stated yield.

3.Comment

In this section of the Prospectus, there is the statement that "The subadviser may also utilize proprietary quantitative tools to support relative value trading and asset allocation for portfolio management as well as various risk models to support risk management." Please clarify the meaning of this statement.

Response

In managing the Fund's assets, the subadviser uses proprietary quantitative tools, which include databases, data visualizations, data reporting, stochastic models, portfolio asset allocation and risk models. These proprietary quantitative tools are used to augment the subadviser's research, portfolio management and risk management capabilities but are not used as a substitute for the discretion of portfolio managers, risk managers or researchers. The Prospectus disclosure in question has been updated to add further clarity.

4.Comment

In this section of the Prospectus, there is a statement that "The Fund may invest up to 35% of its investable assets in non-US fixed income instruments (including emerging markets). The Fund may invest up to 35% of its assets in fixed income instruments that are denominated in non-US dollar currencies (including those of emerging markets)." Please consider specifying the specific limits of the exposures referenced in the disclosure. In other words, will the Fund's investment in non-US fixed income instruments and fixed income instruments that are denominated in non-

US dollar currencies be limited to 35% of the Fund's investable assets in the aggregate or separately?

Response

The 35% limit applies in the aggregate. The disclosure has been updated as shown below to make this clear.

The Fund may invest in the aggregate up to 35% of its investable assets in non-US fixed income instruments (including emerging markets)~~. The Fund may invest up to 35% of its assets~~ and in fixed income instruments that are denominated in non-US dollar currencies (including those of emerging markets). The Fund may invest in foreign debt securities, which include securities that are issued by foreign governments and corporations. Foreign government debt securities include securities issued by quasi-governmental entities, governmental agencies, supranational entities and other governmental entities denominated in foreign currencies or US dollars. CLOs and other structured products that are issued in the United States or sponsored by United States companies but organized as Cayman or Bermuda companies are not considered non-US fixed income instruments for purposes of this 35% limitation.

5.Comment.

Please state whether derivatives will be counted towards the Fund's 80% investment policy and how derivatives will be valued for purposes of the Fund's 80% policy (market or notional).

Response

The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act, and the Fund's Prospectus has been updated to reflect this. The Fund intends to use the mark-to-market value of derivatives to value derivatives for purposes of the Fund's 80% investment policy.

We believe this approach is consistent with the purpose of Rule 35d-1 in providing shareholders with insight into the expected exposure of the Fund's portfolio. We respectfully submit that such treatment is consistent with the Staff's statement that "[i]n appropriate circumstances" an investment company could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

Investments, Risks and Performance—Performance

6.Comment

Please supplementally describe the background of the Predecessor Fund. Specifically, please explain when and why the Predecessor Account was created.

Response

The Predecessor Fund commenced operations on November 16, 2015. After seeding, PGIM Fixed Income actively marketed the strategy to third parties with the intention of transitioning the portfolio to a Cayman or European domiciled fund structure upon finding a third party investor. However, new regulations in Europe were announced which have made the strategy impracticable to manage in accordance with the proposed guidelines. As a result, the Predecessor Fund has been operating with seed money but with no outside investors for the past three years.

7.Comment

Please state supplementally whether the investment adviser believes that the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code of 1986, as amended.

Response

Based on the Manager's most recent analysis of the Predecessor Account's portfolio holdings as of May 31, 2019, the Manager believes that the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code of 1986, as amended.

8.Comment

Please state whether the Predecessor Account was converted to a registered investment company as part of this transaction.

Response

As noted in the Performance section of the Fund's Prospectus, before the Fund commences operations, all of the assets and liabilities of the Predecessor Fund will be transferred to the Fund in a reorganization (the "Reorganization"). The Reorganization is expected to take place on or about June 28, 2019.

MORE INFORMATION ABOUT THE FUND'S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

9.Comment

We note that the Fund is permitted to invest up to 15% of net assets in illiquid securities. Please consider whether this strategy should be included as part of the Fund's principal investments in the Summary Prospectus.

Response

The Registrant has reviewed the above-referenced disclosure. In light of the fact that the ability to invest up to 15% of the Fund's net assets in illiquid securities is listed as a "non-principal" investment strategy, the Registrant does not believe that it would be appropriate to include illiquid investments as a principal strategy of the Fund in the Summary Prospectus. Accordingly, no change has been made.

10.Comment

To the extent that any of comments to the Summary Prospectus apply to the Statutory Prospectus, please make conforming changes here.

Response

The requested changes have been made as appropriate.

Risks of Investing in the Fund

11.Comment

We note that the risk factor for Mortgage-Backed and Asset-Backed Securities discusses the 2008 financial crisis. Please consider updating this risk factor as it appears to be dated.

Response

The above-referenced risk disclosure has been updated as requested.

* * *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman Diana Huffman

Vice President & Corporate Counsel

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